SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: October 22, 2007

Exhibit 99.1

Home Inns to Acquire Top Star Hotel Chain

Acquisition of 26 Hotels with approximately 4,200 rooms to Expand the Home Inns Network

Management to host conference call at 8:00 AM EST October 22, 2007

Shanghai, October 22, 2007 – Home Inns & Hotels Management Inc. announced today that it has agreed to acquire the Top Star hotel chain, which consists of 26 economy hotels with approximately 4,200 rooms across 18 cities in China. Established in 2005, Top Star is a popular economy hotel brand among domestic business and leisure travelers in China. The addition of these hotels will allow Home Inns to further expand its hotel chain to more than 320 hotels in more than 80 cities, and to leverage both Home Inns’ and Top Star’s customer bases.

Home Inns’ consideration for the acquisition will consist of the assumption of approximately RMB 172 million in debt, which Home Inns plans to repay shortly after the completion of the acquisition, the issuance of up to 655,831 Home Inns’ ordinary shares (which equals 327,916 of Home Inns’ American depositary shares), as well as cash payment of up to RMB 88 million, for aggregate value of up to RMB 340 million if all conditions and targets are met by Top Star.

Home Inns plans to retain the Top Star brand while adding Home Inns’ logo to the acquired hotels. Home Inns expects to control the operation of the Top Star hotels beginning November 1, 2007, and the closing of the acquisition is expected to occur by the end of 2007. Home Inns plans to leverage its customer network, technology platform as well as operations expertise to improve the earnings and cash flow of the Top Star hotels in the near future.

“We are extremely excited to bring into our portfolio an additional 26 hotels,” said David Sun, Home Inns’ Chief Executive Officer. “By doing so, we are solidifying our leadership position in China’s economy hotel market. In addition, we are demonstrating our ability to grow rapidly through acquisition as well as organically. We are committed to achieving great performance at the Top Star hotels that we are acquiring, just as we do at all of our Home Inns hotels.”

The management of Home Inns will host a conference call at 8:00AM US Eastern Time to discuss the acquisition. Dial-in details for the conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. and International:	+1.866.202.1971
+1.617.213.8842

Pass code for all regions:	17688222

A replay of the conference call may be accessed by phone at the following number until 9 AM on October 29, 2007 U.S. Eastern Standard Time.

International:	+1-617-801-6888
Pass code:	89011215

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the acquisition and for the remainder of 2007 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our registration statements on Form F-1 and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 22, 2007, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

Angela Li

Home Inns & Hotels Management Inc.

Tel:	+86-21-32189988, ext. 2004
Email:	xlli@homeinns.com